Nicholas D. Chabraja

Chairman and Chief Executive Officer

October 22, 2007

Mr. Timothy A. Geishecker

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation
Definitive 14A filed March 23, 2007 (the “Proxy Statement”)
File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Mr. Geishecker:

On behalf of General Dynamics Corporation, the Company’s responses to comments addressed in your letter dated August 21, 2007, are provided below.

SEC Comment

1.	The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. For your Compensation Discussion and Analysis, please revise to explain and place in context why you chose to pay each element, and revise to provide sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Refer to Item 402(b)(1) of Regulation S-K.

General Dynamics’ Response

We believe our Proxy Statement explains why we choose to pay each element of our compensation program (e.g., “Salaries are intended to provide executives with a fair and competitive wage.” (Page 18); Bonuses are designed “to place at risk a significant portion of an executive’s cash compensation.” (Page 19); Equity awards are used “to align long-term executive performance with value creation.” (Page 19); Company-provided benefits “are an important tool in our ability to attract and retain outstanding employees throughout the Company.” (Page 22)). These elements are fundamental to the compensation philosophy that is described on pages 17 and 18 of our Proxy Statement and have been awarded to our executives for more than 10 years. The context for why we chose to pay each element of compensation in 2006 is provided in the disclosure referenced above. As we discuss in our response to comments 4, 5 and 6 below, we will expand our disclosure in future filings to include additional discussion of the analyses underlying the decisions regarding the levels of compensation awarded to each of the named executive officers.

October 22, 2007

SEC Comment

2.	We note the role that the management plays in determining executive compensation on page 22. Please revise to expand in reasonably complete detail the role of Mr. Chabraja (and other management personnel if applicable) in your compensation processes.

General Dynamics’ Response

In future filings, we will expand our discussion of the role of Mr. Chabraja and other executive officers, as applicable, in our compensation processes.

SEC Comment

3.	With respect to total compensation and individual elements of compensation, please revise to expand your disclosure on targeted percentile of survey data. Please specify how each element of compensation relates to the data you have analyzed from the peer companies. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation of any named executive officer is outside a targeted percentile range, please explain why.

General Dynamics’ Response

We believe we already specify in our Proxy Statement how each element of compensation relates to survey data and where we target each element against the survey data. On page 21 of our Proxy Statement, under “Comparative Survey Data,” we explain that we look to survey data in setting our executives’ direct compensation – cash, bonus and equity awards. Additionally, we provide the following detail regarding our use of survey data on page 19 of our Proxy Statement under “Direct Compensation”:

•	Named executive officers are paid an annual salary targeted at the median (50th percentile) for executives with comparable jobs and experience as reflected in the market survey data;

•

When combined with base salaries, cash bonuses generally bring a named executive officer’s total cash compensation between the 50th and 75th percentiles of the competitive market, as determined by the survey data; and

•

Equity awards are based on a multiple of a named executive officer’s total cash compensation and these multiples are in the middle range of survey data regarding ratios of long-term incentives to total cash compensation for executives with comparable jobs and experience.

In future filings, we will add disclosure regarding whether

October 22, 2007

actual payments fall within the targeted ranges, and, to the extent actual compensation of any named executive officer is outside a targeted percentile range, we will provide an explanation.

SEC Comment

4.	We note that you use individual performance on pages 18, 22 and elsewhere to determine compensation; however, we note minimal analysis and discussion of the effect individual performance has on compensation awards. Please revise to expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

General Dynamics’ Response

In future filings, we will expand our disclosure to provide more detail regarding how individual performance contributed to actual compensation decisions for named executive officers.

SEC Comment

5.	With respect to bonus and equity awards on page 19, please revise to specify how you determined the specific amount awarded. For example, please revise to discuss the weight given to each performance factor or goal and how performance affects the amount awarded. Please refer to Item 402(b)(2)(v).

General Dynamics’ Response

As discussed on page 19 of our Proxy Statement, bonus payments for named executive officers are awarded in amounts that generally bring total cash compensation (base salary and bonus) between the 50th and 75th percentile based on compensation survey data. Equity awards are based on a multiple of a named executive officer’s total cash compensation and these multiples are in the middle range of survey data of ratios of long-term incentives to total cash compensation for executives with comparable jobs and experience. Within these ranges, the specific amount awarded to an executive is adjusted to reflect Company, business group, and where applicable, individual performance. Stronger performance in achieving operating goals or exhibiting individual successes results in higher bonus payments and, correspondingly, higher equity awards. The opposite is also true. Although we use survey data to target cash and equity compensation, the overall compensation determinations are not formulaic and involve the exercise of discretion by senior management and the Compensation Committee. Senior management and the Compensation Committee believe the adoption of a specific performance formula could inadvertently encourage undesirable behavior (e.g., favoring particular financial measures to the exclusion of other important objectives and values). To this end, the Company does not have targeted payout amounts that are based on achievement of

October 22, 2007

specific performance goals or “threshold”, “target” and “maximum” payout scenarios. In addition, performance categories for named executive officers are not assigned specific weights.

Based on the compensation structure and processes described above, we believe that the disclosure contained in our Proxy Statement explains how bonus and equity awards are determined. As we discuss in our response to comments 4 and 6, we will expand our disclosure in future filings to include additional discussion of the analyses underlying the decisions regarding the specific levels of compensation awarded to each of the named executive officers and the operating goals considered in this review.

SEC Comment

6.	We note your disclosure on page 30 that long-term equity incentives are based on individual, Company and where applicable, business unit performance. Please revise to discuss the specific individual, company and business unit performance factors and operating goals considered in long-term equity incentive. Please revise to disclose all performance targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In addition, please include your 2007 targets known at the time you filed the proxy.

General Dynamics’ Response

Operating Goals. In future filings, we will expand our disclosure to discuss the Company and business unit operating goals considered by senior management and the Compensation Committee in making compensation determinations for the named executive officers. This future disclosure will be based on an annual assessment of the materiality of each goal in the context of the Company’s compensation program and the potential competitive harm, if any, that could result in disclosing a particular goal.

Future Goals. As described on page 22 of our Proxy Statement, annual compensation determinations are based on performance results from the prior year. Under this model, operating goals for the upcoming year are not relevant to an understanding of named executive officers’ compensation for the prior year. Accordingly, we do not plan to include any discussion of operating goals for future periods in our future filings.

Individual Measures. As explained in the “Annual Compensation Process” section of our 2007 Proxy Statement on page 22, Mr. Chabraja and the Compensation Committee assess each named executive officer’s performance at the end of a given year. This assessment is a qualitative review based on the

October 22, 2007

executive’s performance throughout the year rather than an itemized review of pre-established individual performance goals or targets. In this regard, as noted in response to comment 4, we will expand our disclosure in future filings to provide more detail regarding how individual performance, where applicable, contributed to actual compensation decisions for named executive officers.

SEC Comment

7.	We note that the directors are all outside directors for purposes of Section 162(m) of the Internal Revenue Code. Please revise to expand your disclosure regarding tax and accounting treatment with respect to Section 162(m). Please refer to Item 402(b) (2) (xii) of Regulation S-K.

General Dynamics’ Response

Section II.B.1 of Commission Release No. 33-8732A notes that a company must assess the materiality to investors of information that is identified in the SEC rules as potentially appropriate for a company to address in its Compensation Discussion and Analysis. The tax and accounting treatment of executive compensation in the context of Section 162(m) is not material to an understanding of our compensation policies and decisions regarding the General Dynamics named executive officers. Equity awards are generally intended to meet the applicable requirements for “performance-based compensation” pursuant to Section 162(m). Accordingly, the Compensation Committee makes an affirmative determination regarding the “outside director” status of Committee members so that the Company may avail itself of the full deduction for compensation paid to named executive officers. However, compensation awards are not structured to meet the requirements of 162(m). For these reasons we do not believe that it is appropriate to expand our disclosure regarding tax and accounting treatment with respect to Section 162(m).

SEC Comment

8.	It appears general industry companies are used as benchmarks in addition to the Compensation Survey Group. If you benchmark any named executive officers (total or individual compensation) against general industry companies, please revise to disclose such companies. Please refer to Item 402(b)(2)(xiv).

General Dynamics’ Response

As discussed on page 21 of our Proxy Statement, we obtain compensation data from Hewitt in setting our executives’ direct compensation. We utilize the “Consolidated All Industries” information of the “Hewitt TCM Executive Total Compensation” survey to obtain compensation data. This survey data includes approximately 425 companies in 42 industries.

October 22, 2007

In future filings, we will provide a description of the Hewitt survey data as described above. However, we do not believe that listing the names of the approximately 425 companies in future proxy statements would be material or helpful to investors and, in fact, would serve to make the Compensation Discussion and Analysis more cumbersome and lengthy.

SEC Comment

9.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. Chabraja’s compensation as compared to that of other named executive officers. Please revise to provide a more detailed discussion of how and why Mr. Chabraja’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

General Dynamics’ Response

The Company’s executive compensation policies and decision-making processes are the same for all named executive officers. Consistent with the compensation policy applicable to all of our named executive officers, each named executive officer’s direct compensation is based on a combination of compensation survey data and performance. As described on page 19 of our Proxy Statement, targeted percentiles for survey data are the same for all named executive officers and are used by management and the Compensation Committee to ensure that each element of direct compensation is reasonable as compared to our peer companies. Survey data is obtained for each named executive officer based on compensation paid to executives with comparable jobs, responsibilities and experience. It is this survey data that establishes the baseline compensation levels for each of the named executive officers.

Because our compensation policies and decision-making processes for Mr. Chabraja are the same as for the other named executive officers and because these policies and procedures are disclosed in our Proxy Statement, we do not anticipate revising our disclosure to discuss the difference in compensation between Mr. Chabraja and the other named executive officers.

October 22, 2007

SEC Comment

10.	Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

General Dynamics’ Response

Appropriate payment and benefit levels under the change-in-control agreements with named executive officers were established in the early 1990’s and have been evaluated and reviewed throughout the years both internally and by outside advisors. These reviews support our view that these agreements are consistent with market practice. The payment and benefit levels established in individual employment and retirement benefit agreements were determined by arms-length negotiations between the parties and were intended to provide the executive a competitive package of payments and benefits consistent with market practice. In future filings, we will revise our disclosure to provide the background described above and in the event we change or modify existing an agreement or enter into a new agreement with a named executive officer, we will provide background regarding the determination of payment and benefit levels.

*    *    *

October 22, 2007

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ NICHOLAS D. CHABRAJA
Nicholas D. Chabraja
Chairman and Chief Executive Officer